EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF CAREMARK RX, INC. (1)

Legal Name	State or Jurisdiction of Incorporation or Organization	Also Doing Business As

Caremark International Inc.	Delaware	N/A

Caremark Inc.	California	Caremark Prescription Services Caremark Therapeutic Services

CaremarkPCS	Delaware	AdvancePCS Caremark

AdvancePCS Holding Corporation	Delaware	N/A

CaremarkPCS Health Systems, L.L.C.	Delaware	N/A

ADVP Consolidation, L.L.C.	Delaware	N/A

CaremarkPCS Health, L.P.	Delaware	Caremark

(1)	Certain subsidiaries of Caremark Rx, Inc. have been omitted from the above listing pursuant to Item 601(b)(21)(ii) of Regulation S-K. These subsidiaries would, if considered in the aggregate as a single subsidiary, not constitute a “significant subsidiary” as this term is defined by the SEC.